UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1/A

(Amendment No. 2)

Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934

Notice of Change in the Majority of Directors

November 15, 2004

FIDELITY CAPITAL CONCEPTS LIMITED
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

0-50489
(Commission File Number)

98-0222930
(IRS Employer Identification No.)

1000 - 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 604-681-9588

_____________________________________________________________________________________________

SCHEDULE 14f1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is being mailed on or about December 2 , 2004 to you and other holders of record of the common stock of Fidelity Capital Concepts Limited as of the close of business on November 12, 2004. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On December 12 , 2004, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, Ronald Nelson Baird and Robert A. Morrison IV will be appointed as directors of our company. The appointments of Messrs. Baird and Morrison are made in connection with a share exchange agreement with the shareholders of id-Confirm Inc. ("IDC") to acquire 100% of the issued voting shares of IDC in exchange for 26,000,000 of our common voting shares. The share consideration to be paid by us to the IDC shareholders will represent 37.19% of our issued voting equity on a fully diluted basis following closing. Our acquisition of IDC is an arm's length transaction. IDC is in the business of developing and implementing the commercialization of a mobile personal biometric device for use in personal security applications.

VOTING SECURITIES

The authorized capital stock of our company consists of 100,000,000 shares of common stock with a par value of $0.0001 per share of which 43,200,000 shares of common stock are issued and outstanding. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the record date, November 12, 2004, we had a total of 43,200,000 shares of common stock ($.0001 par value per common share) issued and outstanding.

The following table sets forth, as of November 12, 2004, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Keith Ebert, Director Suite 2901, 1201 Marinaside Crescent Vancouver, BC V6Z 2V2	20,000,000 shares Direct Ownership	46.30%
Gerald Tuskey Suite 1000 - 409 Granville Street Vancouver, BC V6C 1T2	Nil	Nil
Graham Crabtree 294 Heywood House Anguilla, B.W.I.	4,000,000 shares Direct Ownership	9.26%
Management as a Group including executive officers and directors	20,000,000 shares Direct Ownership	46.30%

(1) Based on 43,200,000 shares of common stock issued and outstanding as of November 12, 2004. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

CHANGE IN CONTROL

The change in control is occurring primarily as a result of a share exchange agreement with the shareholders of IDC to acquire 100% of the issued voting shares of IDC in exchange for 26,000,000 of our common voting shares. The share consideration to be paid by us to the IDC shareholders will represent 37.19% of our issued voting equity on a fully diluted basis following closing. Our acquisition of IDC is an arm's length transaction. IDC is in the business of developing and implementing the commercialization of a mobile personal biometric device for use in personal security applications.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on December 12 , 2004 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Ronald Nelson Baird	Director and President	62	President - November 16, 2004 Director - December 12 , 2004
Robert A. Morrison IV	Director, Secretary and Treasurer	39	Secretary and Treasurer - November 16, 2004 Director - December 12 , 2004

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Ronald Nelson Baird

Mr. Baird became our President and C.E.O. on November 16, 2004 and will become a Director on December 12 , 2004.

From April 2003 to present, Mr. Baird has been the Managing Member of id-Confirm, llc. and a Member of the Board of Directors of Pagosa Energy.

From March 1999 to April 2003, Mr. Baird was employed with Colorado Venture Centers, Inc., a non-profit business incubator. He began as Client Services Director, and was promoted to Chief Operating Officer in August 2000. He was then appointed Executive Director by the Board of Trustees in December 2000.

From October 1991 to March 1999, Mr. Baird was the President, COO and Director of Western EnviroFuels, Inc.

Robert A. Morrison IV

Mr. Morrison became our Secretary and C.F.O. on November 16, 2004 and will become a Director on December 12 , 2004.

For the past 15 years, Mr. Morrison has been the owner of RAM Enterprises, Inc., a computer networking consulting company that designs, builds and maintains computer networks for various enterprises.

Family Relationships

There are no family relationships among our current or proposed directors or officers.

Board and Committee Meetings

The Board of Directors of our company held no formal meetings during the year ended September 30, 2004. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended September 30, 2004 our only standing committee of the Board of Directors was our audit committee. We currently do not have nominating, compensation committees or committees performing similar functions. Our Board does not believe that it is necessary to have a nominating committee because it believes that the functions of a nominating committee can be adequately performed by the Board of Directors, consisting of Keith Ebert and Gerald Tuskey at present. In its capacity as a nominating committee, our Board has determined that it does not have any members that qualify as "independent" as the term is used in Item 7(d)(2)(ii)(D) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. We believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at more advanced level . We do not have a nominating committee charter. We do not currently have any specific or minimum criteria for nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The entire Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

Audit Committee

At the present time, the Company's Audit Committee is comprised of Mr. Ebert and Mr. Tuskey.

During fiscal 2003, there were no meetings held by this Committee. The business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors and Executive Officers

The following table sets forth the compensation paid to our President and Chief Executive Officer and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities for the fiscal year ended September 30, 2004:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation(1)
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation	Securities Underlying Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation
Keith Ebert President, CEO, and Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

There were no stock options granted during fiscal 2003 and there were no stock options outstanding as at September 30, 2004.

Stock Options and Stock Appreciation Rights

There were no grants of stock options or stock appreciation rights made during the fiscal year ended September 30, 2004 to our executive officers and directors and there were no stock options or stock appreciation rights outstanding on September 30, 2004.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Compensation Of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered as a director in the year ended September 30, 2004.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY CAPITAL CONCEPTS LIMITED

/s/Gerald R. Tuskey
Gerald R. Tuskey, Director

Date: December 2 , 2004.